SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEMCO AVIATION GROUP, INC.
(Name of Subject Company (issuer))

PEMCO AVIATION GROUP, INC. (ISSUER)
(Name of Filing Person)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

706444106
(CUSIP Number of Class of Securities)

RONALD A. ARAMINI
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PEMCO AVIATION GROUP, INC.
1943 NORTH 50TH STREET
BIRMINGHAM, AL 35212
(205) 592-0011
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

COPY TO:
DAVID A. HAHN, ESQ.
LATHAM & WATKINS
701 B STREET, SUITE 2100
SAN DIEGO, CA 92101
(619) 236-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$44,000,000.00	$8,800.00(1)

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of the maximum 2,000,000 shares of common stock at the exchange offer price of $22.00 per share.
**	Calculated in accordance with Rule 0-11 and based on the transaction valuation multiplied by one-fiftieth of one percent.
(1)	Previously paid.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,800.00	Filing Party: Pemco Aviation Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 12, 2002

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rules 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 amends and supplements Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed by Pemco Aviation Group, Inc. (“Pemco”) on November 22, 2002 and the Issuer Tender Offer Statement on Schedule TO filed by Pemco on November 12, 2002 in connection with the offer by Pemco to exchange up to $44 million principal amount of its 12% Senior Subordinated Notes due 2009 for up to 2,000,000 shares of its common stock.

ITEM 12. EXHIBITS.

(a)-1	Offering Circular, dated November 12, 2002.*

(a)-2	Form of Letter of Transmittal.*

(a)-3	Form of Notice of Guaranteed Delivery.*

(a)-4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 12, 2002.*

(a)-5	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 12, 2002.*

(a)-6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)-7	Press Release dated November 22, 2002.*

(a)-8	Press Release dated December 11, 2002.+

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed by Pemco on Amendment No. 1 to Schedule TO, dated November 22, 2002.
**	Previously filed by Pemco on Schedule TO, dated November 12, 2002.
+	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2002.

PEMCO AVIATION GROUP, INC. A Delaware corporation

By	/s/ Ronald A. Aramini
Ronald A. Aramini President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99(a)-8	Press Release dated December 11, 2002.

5